Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

10 December 2021, 23:55 CET

MDxHealth Shareholder Transparency Declaration

IRVINE, CA, and HERSTAL, BELGIUM – 10 December 2021 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “MDxHealth”), a commercial-stage precision diagnostics company, announces today in accordance with Article 14 of the Belgian Act of 2 May 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Transparency Act”), that it received the following notification.

MDxHealth was notified that the number of shares with respect to which Scorpiaux BV can exercise voting rights passively crossed below the threshold of 3% of the outstanding shares and voting rights of MDxHealth on 8 November 2021. Notably, it follows from the notification that 3,867,776 shares of MDxHealth, representing 2.48% of the 155,969,226 outstanding shares and voting rights of MDxHealth, are held by Scorpiaux BV. The notification states that Scorpiaux BV is exclusively controlled by Bart Versluys.

For further information, reference is made to the information published on MDxHealth’s website (http://www.mdxhealth.com/investors/shareholder-information).

Pursuant to the Belgian Transparency Act and the articles of association of the Company, a notification to the Company and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the Company reaches, exceeds or falls below the threshold of 3%, 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the Company.

About MDxHealth®

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

MDxHealth
info@mdxhealth.com

Important information

The MDxHealth logo, MDxHealth, ConfirmMDx and SelectMDx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.